SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THRASHER & chambers, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1204 SE 28th STREET SUITE 4
(No. and Street)

BENTONVILLE (City) AR (State) 72712-6706 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID THRASHER 479-273-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUVALL AND FORD PLLC CPAS
(Name – *if individual, state last, first, middle name*)

506 NORTH CHURCH STREET (Address) ATKINS (City) AR (State) 72823 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.




12061309

6/4/12
ICW

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Thresher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thresher & Chambers, Inc., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark W Chambers
Notary Public
State of Arkansas
County of Benton
Commission # 12385408
Expires: December 16, 2021

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

Board of Directors
THRASHER & CHAMBERS, INC.
Bentonville, Arkansas

We have audited the accompanying statements of financial condition of **Thrasher & Chambers, Inc.** (an S corporation) as of December 31, 2011 and 2010, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Thrasher & Chambers, Inc.** as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



DUVALL & FORD, PLLC
Certified Public Accountants
Atkins, AR 72823
February 13, 2012

THRASHER & CHAMBERS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 28,885	$ 88,192
Securities	34,110	33,189
Accounts receivable- commissions	9,988	4,992
Total current assets	72,983	126,373
PROPERTY AND EQUIPMENT, NET	43,025	45,756
Total Assets	$ 116,008	$ 172,129

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
CURRENT LIABILITIES		
Payroll taxes payable	$ 9,577	$ 3,679
Commissions Payable	2,990	3,825
Other Current liabilities	298	298
Total current liabilities	12,865	7,802
STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 2,000 shares, issued and outstanding 100 shares	57,514	57,514
Additional paid-in capital	6,900	6,900
Retained earnings	39,828	101,933
Accumulated other comprehensive income	(1,099)	(2,020)
Total stockholders' equity	103,143	164,327
Total Liabilities and Stockholders' Equity	$ 116,008	$ 172,129

The accompanying notes are an integral part of these financial statements.